Filed by CBRE Acquisition Holdings, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934
Subject Company: CBRE Acquisition Holdings, Inc.
Commission File No. 001-39798

This filing relates to the proposed merger involving CBRE Acquisition Holdings, Inc. and Altus Power, Inc. (“Altus Power”) pursuant to the terms of that certain Business Combination Agreement, dated as of July 12, 2021.

On November 15, 2021, Altus Power Co-Founders and Co-CEOs Gregg Felton and Lars Norell and CBRE Acquisition Holdings CEO Bill Concannon and President and CFO Cash Smith participated in a webinar hosted by Pavel Molchanov, Research Analyst at Raymond James.

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Pavel Molchanov, Research Analyst, Raymond James:

Good morning everybody and welcome to this Raymond James Webinar. My name is Pavel Molchanov, research analyst. With us for the webinar is Altus Power. Altus Power is in the process of going public through a transaction with a SPAC, CBRE Acquisition Holdings. We have from Altus Power, Gregg Felton, Co-Founder & Co-CEO, along with two representatives of CBRE Acquisition Holdings, Cash Smith, and Bill Concannon. We’ll have a brief overview of Altus from Gregg Felton, Co-Founder & Co-CEO, Altus Power, and then I’ll have a series of questions for the team. If you would like to ask your question, please type it in, using the Q&A function in Zoom. I will be glad to ask it on your behalf in the latter half of the call. With that, let me turn it over to Gregg. Take it away.

Gregg Felton, Co-Founder & Co-CEO, Altus Power:

Thanks, Pavel. Thanks, everyone, for joining the call all today to learn more about Altus Power and our merger with CBRE Acquisition Holdings. We appreciate the opportunity to share our story. Altus Power is about to be the only public commercial and industrial-focused clean electrification company. We believe our tech-enabled, data-driven, end-to-end processes will position us as the industry leader. We operate in a very large and fast growing commercial and industrial sector that includes solar, battery storage and clean EV charging. We have a long-standing relationship with Blackstone.

Through this transaction, we are forming a new partnership with CBRE. Blackstone and CBRE are the two largest real estate players in the world, which provides Altus with efficient access to the real estate that they either own directly, or for which they’re the trusted advisor. By way of background, I was trained as a lawyer, and I spent my career on Wall Street, building investment platforms before founding the company. Most recently, I was a partner at Goldman Sachs, where I founded and was the chief investment officer of Goldman’s Credit Alternatives Business, where I invested over $5 billion of both client and Goldman capital in public and private credit on a global basis.

When I retired from Goldman, my co-founder, Lars Norell, and I shared a vision to build a business that would benefit from the secular tailwinds of clean electrification. We focused on the commercial and industrial segment and producing locally sited, clean electricity, and selling the power where it is being consumed, whether to the commercial tenants of the building or other customers in the community.

Our model is to build, own, and operate these projects and sell the power that we generate to what are largely investment grade customers through long term take-or-pay contracts. For those that don’t know, take-or-pay contracts means that our customers agree to pay for all of the power that we produce. We typically engage in 25-year power purchase agreements, where Altus sells clean electricity to our customers at a discount to what they would otherwise pay the grid for brown power. Our customers benefit from buying clean electricity at a substantial savings.

Our shareholders benefit from very attractive project level unit economics. Blackstone was an early investor way back in 2014, as they were quick to recognize not only the attractive economics that we can earn on our utility like assets, but also the tremendous tailwinds and the open-ended growth opportunity that our market provides. Blackstone has been an incredible financial partner, but they’ve also been, as the largest real estate owner in the world, a valuable strategic partner. We couldn’t be more excited to be adding CBRE, which is the largest real estate services company in the world, as our new financial and strategic partner through this merger.

Turning to the details of the transaction, CBRE Acquisition Holdings, which is under the ticker, CBAH, is merging with Altus Power in a $1.58 billion equity deal, which provides the company with proceeds of up to $678 million, including funds from cash and trust, and a $275 million PIPE, which was provided by a blue-chip list of investors. Those investors include CBRE, ValueAct, Blackrock, Blackstone, and Liberty Mutual Insurance. These are long term investors who are focused on the long term investment opportunity available to Altus. The pipe was sized at $275 million to provide the company with sufficient capital to fully fund our forecast through the projection period.

SPACs have been fairly challenged of late, so I would say given a perceived level of misalignment among stakeholders, in particular, as it relates to the sponsor and its shareholders. So, I’d like to take a moment to talk about the impressive level of stakeholder alignment in our transaction, which is truly differentiated in the market. First, existing shareholders, including Blackstone and management are not only rolling 100% of our common stock, but also investing a total of $25 million in the PIPE, along with the board. Management and Blackstone will remain the largest shareholders in the company following the transaction. Second, CBAH is uniquely structured to align CBRE sponsorship economics with investor returns. Unlike other SPAC sponsors, CBRE receives no upfront economics, but instead earns its promote alongside Altus shareholders, based solely on equity appreciation. We believe this is particularly compelling, given the strategic nature of the merger and CBRE’s ability to accelerate our growth. Not only is CBRE rewarded along with shareholders based solely on stock price performance, CBRE has also committed significant balance sheet to this transaction with a combined $220 million of capital. CBRE is the largest investor in the pipe, purchasing $70 million or 25% of the deal. CBRE has also committed an additional $150 million to backstop any SPAC trust redemptions on a dollar for dollar basis. Finally, Blackstone will remain an important and aligned strategic partner, both in terms of continuing to provide our attractively priced senior funding facility, and also given Blackstone’s commitment to decarbonize its massive portfolio of real estate, and where Altus intends to play a meaningful role.

So with that, I know there’s a lot more to talk about. But let me take a pause and turn it back to you, Pavel.

Pavel Molchanov, Research Analyst, Raymond James:

Yeah. Thank you very much. Good overview. So we’ve been listening to COP 26 the last two weeks, remind us all about the importance of energy transition and decarbonization. So I think everybody is pretty clear on that general context. But what is the economic logic for a commercial enterprise, be it an office, building a warehouse, a retail store, to have distributed solar on the rooftop typically? How much do they save or earn in a specific financial sense above and beyond the fact that it’s green?

Gregg Felton, Co-Founder & Co-CEO, Altus Power:

Yeah, it’s a great question. I’d like to start by saying that we’ve been building this company for over 10 years now. While there’s a great degree of focus on decarbonization today, and we knew that the pressure would mount, if you will, we did not build our business with that in mind, meaning that we had to provide customers with economic benefits. That’s been the DNA of the company from the beginning. So our standard contract is to cite that local facility on the rooftop of that building that you’re describing, whether it be an Amazon distribution center, whether it be a store like a TJ Maxx, and in the event that there is sufficient demand for power. Let’s take the TJ Maxx example. We are selling power into the building at a typically 20% discount to what that customer would pay the grid for brown power. So we can price that contract relative to what we call the avoidable cost, which is basically what they are not paying the grid for the unit of brown power that they’re not buying. They’re going to take that unit of power from us at a discount. So it’s effectively an infinite return for the tenant of that building, because they’ve deployed no capital and have just got day one savings in the form of discounted electricity, which happens to be green.

Pavel Molchanov, Research Analyst, Raymond James:

Right. So to clarify, you are funding the upfront capital cost of these rooftop PV systems. So from the perspective of the commercial enterprise, they have no investment that they’re making. It’s simply a matter of signing a 20 year contract to buy electricity from something you install. So a classic power purchase agreement, correct?

Gregg Felton, Co-Founder & Co-CEO, Altus Power:

That’s exactly right. Altus Power is soup to nuts. We call it end it end because what we’re doing is identifying the site that’s appropriate and conducive for solar, we’re designing the system, we’re engineering, we’re constructing it, we’re owning it, operating it, servicing it, maintaining it and billing the customer. So in that sense, we’re like a power company billing the customer, and our revenues are tied to the power sales. That should be a point that everyone understands because our model is about recurring revenue and recurring cashflow, where we’ve invested the capital up front and our revenues are recurring in the form of power sales to that tenant in that example.

Pavel Molchanov, Research Analyst, Raymond James:

So one thing we know about the electric grid in the United States is that pricing is extremely variable from state to state and utility to utility. Most people are familiar with residential pricing, rather than commercial rates, which of course is what’s relevant to you guys. But nonetheless, if we think about the coasts, utility rates are two, three times even what somebody might pay in Texas or Oklahoma or Arkansas, for example. How do you frame the economics of rooftop solar systems when there is such a diversity of utility rates that you have to compete against?

Gregg Felton, Co-Founder & Co-CEO, Altus Power:

It’s a great question. Because of the fact that commercial industrial is relatively new, certainly to the public market, I want to start by framing where it is that we sit in the ecosystem of solar. So as you pointed out, there’s a lot going on in residential solar. What I think generally people like of about residential solar is it’s clear to folks that residential costs of electricity are fairly high. On the other hand, the cost to construct a residential solar system is also quite high. On the other end of the spectrum, there’s utility scale solar systems. These are systems built often in the desert, very large facilities, but they’re also very far from the consumer of the power. Typically, therefore, they’re selling power at a fairly low price. What attracted us to commercial and industrial solar is that we are benefiting by offsetting the retail price of commercial, which is typically in line with, or modestly lower than the residential price for power. But we’re getting the economies of scale associated with building systems that are certainly, directionally toward the utility scale model. We build solar rays at something like half of what it costs to build a residential system. So the cost to create the asset is lower, and yet we’re able to sell power at pricing to commercial customers, which is reasonably high, given the fact that these systems are located where the power is being consumed. So that’s an overarching point that I just want to make clear. As it relates to your question about which markets we think about, and certainly how we think about the 50 United States, all of the 50 states represent an addressable market opportunity for Altus Power. We’re today in 17 states and growing. If you looked at our history and the trajectory, what you would see is that we of course prioritized those markets which were the most lucrative markets in terms of the economics of the available to us, the investor, and also for the benefit of the customers. That tends to be, as you pointed out, states which have a relatively high price for power. So the coastal markets are great examples of that. Hawaii is another excellent example, given the fact that they don’t have the ability to import power elsewhere, right? They’re basically reliant, historically, on oil. And so, we have focused on, and we have prioritized those markets historically that provide the most lucrative return while saving the customer money. That being said, there has been an enormous shift over the last many years as a consequence of, for those that are following this market, a tremendous decline in installation costs, as well as a decline in the cost of capital. So solar is now competitive in many more places than it might have been five or 10 years ago. And so, our ability effectively to save customers money in locations or around the country, particularly if you add on top of that some of the policy initiatives that are designed to encourage investment in some of these markets where the economic benefits are a little more marginal, an incentive, a local incentive might do the trick in terms of bridging the gap. There are a variety of other opportunities to talk about relating to storage, and the ability to use storage to effectively produce savings or benefits for customers. But I also want to just end by saying, as you’re aware and you led with in your opening comments, there is also a tremendous degree of focus among the commercial industrial sector, as well as the public sector on decarbonization. And so, in addition to the economic benefits that of course we built our business on, there is an overarching and an increasing level of focus among the potential customer base that we are going after to decarbonize their footprint. And the economics, i.e. the savings that they can produce, might be a little bit less significant in many markets than they might have been historically, given the mounting pressure to decarbonize when you might even be neutral as it relates to the cost. So that is a theme that’s worth mentioning just because of the mounting pressure that many firms are feeling as it relates to that dynamic.

Pavel Molchanov, Research Analyst, Raymond James:

Okay. Very clear. I want to ask about the competitive landscape. But before we do that, walk us through the, for lack of a better word, the supply chain of how this works. So commercial electricity user, for example CBRE, calls up Altus and says, “We’d like to have distributed solar at our corporate location.” What happens next?

Gregg Felton, Co-Founder & Co-CEO, Altus Power:

Yeah, so what we are doing at Altus Power, as I mentioned before, is we are providing the entire solution to that particular customer. And what that means is, we’re doing everything from material procurement, which is essentially procuring all of the necessary ingredients from the solar panels to the inverters which convert DC to AC power, to the racking, et cetera, we’re procuring all the materials. We’re designing the system, which obvious is nuanced based on the particular site and how that system should be designed, whether it’s a rooftop or a ground mount system, or what is also something else we so called a carport system, or a solar canopy that might sit in a car parking lot. So, we’re designing a system specific to the real estate location that we’ve identified. And of course, what we’re also doing is engaging at the front end. None of these systems are built without an offtaker in place. And so that particular customer that might have a demand for power in your example, is going to enter into a long-term power purchase agreement with Altus Power. At the initial stage, before we’ve gone into construction, just to be clear, there’s no systems being built on spec. Everything is essentially negotiated and agreed at the outset, prior to construction being initiated. And so, Altus is responsible for the entire solution here. And what I would also mention, which is important in the context of your question, is CBRE is a massive real estate concern with massive procurement and construction of their own. And so, we are partnering up not only with somebody who controls an immense amount of real estate, over 7 billion square feet of real estate, but also somebody who’s in a business that we can leverage as it relates to their ability to help us be a bigger player in the market than we would otherwise be as Altus Power standalone. And one thing in particular that we mentioned in that regard was having joined the Fusion Program, which is a cooperative that CBRE put together to essentially pool the buying power of their various relationships in this space. And so from our perspective, there are multiple advantages in tying up with CBRE as it relates to thinking about the construction and procurement element of our business.

Pavel Molchanov, Research Analyst, Raymond James:

Okay, understood. Along those lines, supply chain obviously means more than just the physical installation and assembly. It also means sourcing all of the equipment. Nobody needs reminders of just how complicated and unusually volatile supply chains in manufacturing have been this year. That very much includes everything in the solar value chain, and batteries certainly part of that as well. Just in a broad sense, how have you been managing escalation in module prices, inverter prices, steel, et cetera, et cetera?

Gregg Felton, Co-Founder & Co-CEO, Altus Power:

So there’s a couple of important elements to responding to that question. The first one is, I want to remind everybody that our business is ultimately not only to create these assets, but to sell power. And our revenues that are in place today are recurring, and are not exposed, i.e. the base business is not exposed, if you think about it that way, to any supply chain issues. What supply chain influences is the ability to continue to drive the various avenues for growth. And I just want to touch on what those avenues are to give the audience a sense of that for Altus Power. First, we are at any given point in time, we are constructing assets around the country. And of course we have already procured materials and other supplies necessary to create the assets, and that’s usually on a six month forward-looking basis. And so, the particular issues to the supply chain should be something that we should be talking about in the context of assets that we might create six to nine months forward. And we definitely observe and see the same dynamics in the market that others do, and so we are not immune to the consequence of upward pricing as it relates to the steel or panels, et cetera. But there isn’t a constraint on supply. It’s a question of pricing at which the supply can be procured. And going back to what I mentioned earlier on the Fusion Program, obviously we’re very gratified to be part of the buying collective of CBRE, because it certainly puts us in as strong a position as anybody in order to have access at the most favorable prices. So we are mindful of, we are focused on, and probably, just going back to what our business reflects, because we’re not building assets without an in-place power purchase agreement, as you might imagine, what we’re focused on any deal that we’re creating is the cost of the materials on the one hand, from an inflationary perspective, and the price at which we can ultimately sell power on the other side. And there is an offset here that perhaps I should highlight for the audience, which is that we are positively exposed to inflation not on the material cost side, but on the sale of power side. There is certainly an expectation that we have, and the market has, and it’s been certainly playing through in recent months. Which is to say a higher price of electricity, or a higher avoidable cost against which we’re competing. So, while it might cost marginally more to create a solar asset, the revenues associated with that asset are also higher as well. So that sort of gives hopefully some insight into just the way we think about the matching, as between material costs and the revenue associated with the assets we create. I’d also like to highlight some other elements of Altus’ growth strategy, which is the opportunity, and certainly the focus that we have, on acquiring projects that others have built or are building. And so, part of our strategy, it has been for many years, to partner with developers around the country and construction companies that are in the process of creating assets as we speak. And Altus Power, in addition to building its own assets, is acquiring assets that we were overseeing, but that other construction or development companies might have identified and initially originated. So, when you think about supply chain, a migrant to our supply chain sensitivities also relates to the fact that our origination strategy is quite a bit broader than some others in the market that are just more directly, if you will, exposed to the particular supply chain considerations that are going on right now in the market.

Pavel Molchanov, Research Analyst, Raymond James:

Okay, yeah. There’s a lot that we can get into there, so we’ll save that for the final Q&A. And just as a reminder for everybody dialed in, if you would like to ask a question, please type it in using the Q&A function in Zoom. Before I get to the audience questions, just a couple more from me. The business model you described, signing a PPA with a commercial enterprise, building them a rooftop solar system with or without a battery, in theory this is something that lots of companies can do, and indeed lots of companies are doing. Most of them are privately held, there are probably 100 commercial solar developers of some scale in the United States. And certainly barriers to entry are not terribly high. When a commercial enterprise thinks about who they want their solar provider to be, what are the differentiating factors first in a conceptual sense and then maybe let’s zoom in on where Altus fits into that conversation?

Gregg Felton, Co-Founder & Co-CEO, Altus Power:

Sure. Well, I think I want to start by suggesting that the competition is less significant of a consideration in this market than it would be in some other market that was more static or growing more slowly. The first and overarching point is the market is exploding in terms of opportunity. I would argue that there’s a lot more opportunity and a lot more growth, therefore than any of the competitors create issue with. In other words, there’s room for plenty of competition. The first point is this market is growing very, very quickly and there’s a massive universe of opportunity. We believe that Altus Power is uniquely positioned in that competitive landscape. The reason, to some extent, is because we’re the largest independent player in this space and the fact that we aligned ourselves with the right institutional partners from the beginning. I mentioned Blackstone that’s been our partner since 2014, and we would credit them with helping to enhance the brand of the company, helping us to provide significant access, not only to their portfolio but also the tremendous number of portfolio companies that they represent. They’re one of the largest asset managers in the world and they’re the largest real estate owner in the world. The strategic alignment that we’ve enjoyed with Blackstone from the beginning is certainly a strategic advantage, but Altus Power has been set on up from the beginning to be an end-to-end provider. The many so-called competitors that you referenced that are in the market are not set up the way we are. Oftentimes, they’re set up to, as I mentioned before, develop, meaning identify an opportunity. Some may not have the capital. Many of those parties in the market who were trying to identify opportunities to build solar, call on Altus to help once they’ve identified a credible lead. Those firms that I think you’re referencing that are in the private market are more often partners of Altus than competitors of Altus. We’ve built a model in the end-to-end sense. I mentioned we have the capability to design, engineer and construct the asset, but we have industry-leading cost of capital. We’re an investment-grade-rated financing facility with a three-and-a-half percent borrowing cost. Nobody has that type of capital cost and nobody has the ability, as we do, to be end-to-end in the way we do and to own the relationship for the long-term. Most of the peers or so-called competitors in the market are set up to be temporary participants in the relationship with the client. I would suggest that the clients that we’re engaging with have a much stronger desire to have relationship with somebody who’s going to be there in perpetuity. Altus deliberately set itself up to be a long-term participant in this market and to have a long-term relationship with these customers, which we think is a key competitive advantage. Maybe what I’ll do at that point, if Bill Concannon on the line, perhaps this is a good opportunity for Bill to jump in because he’s dealt with these clients his whole career. He can speak a little bit to the key advantages of dealing with an Altus Power relative to others that might be in the market. Bill.

Cash Smith, President and Chief Financial Officer, CBRE Acquisition Holdings:

Hey Gregg, this is Cash. I’m not sure Bill is on right now. Let me take this.

Gregg Felton, Co-Founder & Co-CEO, Altus Power:

Sure.

Cash Smith, President and Chief Financial Officer, CBRE Acquisition Holdings:

I work with Bill from the CBRE Acquisition Holdings and that is correct, Gregg, as you highlighted. CBRE, one of our core businesses is to manage the real estate operations for some of the largest owners of real estate corporations in the world, the largest investors, where effectively we are the real estate outsourcing organization managing their facilities, managing their capital spend, in most cases, managing their energy spend as well. We’re at a moment in time where the demand for ESG objectives, climate objectives are increasing daily. There’s been three times as many climate commitments made in 2021 than previous year. There’s a significant demand for our clients who are looking for clean energy solutions. We, CBRE, now with the partnership with Altus, are in a very unique position to bring a creative solution to Altus or from Altus to our clients. What we’re seeing through our interactions with our clients is that clients are looking to move from solving their problems on a building-by-building basis or a project basis, and really looking for solutions across their entire portfolio. With Altus’ experience, their history of working with firms like Blackstone, they have a very professional approach to their offering that is being very well received from our clients.

Pavel Molchanov, Research Analyst, Raymond James:

All right, very thorough, and point well taken. Solar, as with lots of things in sustainability, lends itself to a large number of players. Certainly, there is no such thing as a zero-sum game in this space. Okay, let’s move to some questions from the audience. You got several on the fundamentals of the business, and then we have a few that are more procedural in nature. The first one; why launch Altus this way as a SPAC structure, as opposed to conducting a traditional IPO or keeping the assets in a private equity vehicle?

Gregg Felton, Co-Founder & Co-CEO, Altus Power:

Yeah, it’s a great question. Thank you, Cash for that. I would say that first off, why are we going public, to begin with, meaning why not stay private? We did not plan on going public. We certainly had a terrific structure as a private company backed by the largest real estate and asset owner in the world, Blackstone. From our perspective, the opportunity to go public arose when we started getting inquiry calls from any number of SPAC sponsors and investment banks recognizing that Altus was in a unique position as one of the largest independent players in this space to participate and bring the company public. For us, going public was not an exit opportunity. It was an opportunity to accelerate the growth of the business. We thought the time was right to bring this story to the public market and to align with a set of public investors that wanted to participate in the story and in the growth that we think is tremendous over time. The capital opportunity, the investment opportunity we think is public company, public market ready. As to why not just do a traditional IPO, versus, a SPAC, from our vantage point and frankly, I would not have done a SPAC had it not been for the partner of this particular SPAC. The SPAC process has been incredibly challenging. I think everyone on this call, if you’re following the SPAC market, is aware that the headwinds are pretty tremendous. We fought those headwinds. We marketed and sold a deal with an incredible list of investors into those headwinds for one reason and it’s because we have the opportunity to align with the largest real estate company in the world in CBRE. We think that the moat that we’re building from a competitive point of view as between Blackrock and CBRE puts us in a position, frankly, that will be hard for any competitor or would-be competitor to challenge. We feel very strongly that we are making the right long-term decision for us. We’re the largest shareholders in the business. And for you, to the extent you choose to invest, I think the strategic partnerships here are pretty incredible. Had we gone the IPO route, of course, we wouldn’t have had the opportunity to really align with CBRE in the way that we did. That’s the motivation. It’s all about CBRE and all about the strategic partnership. I would add the fact that they launched a particular SPAC, as I mentioned in my open remarks, that did it the right way. They aligned their success with your success as a shareholder. I would say that, frankly, that’s the right way to do it. That’s how SPACs should be designed and CBRE got it right. They were ahead of their time and we’re delighted with that decision.

Pavel Molchanov, Research Analyst, Raymond James:

In the same context, I suppose pushback from a perspective end-user, perspective customer from your business standpoint might be this idea that there’s a conflict of interest where CBRE, your biggest investor, might be prioritizing their interest, versus, the interests of the building tenants, let’s say, in the CBRE office space, for example. How do you resolve that potential conflict of interest?

Gregg Felton, Co-Founder & Co-CEO, Altus Power:

Sure. The first thing I have to make sure I am very clear on is the biggest challenge for businesses like Altus Power or anybody else in this space, is acquiring customers. There’s no lack of interest in what we’re doing. I think people hear that you can cite solar on your rooftop, pay a lucrative lease payment to the landlord, and save tenants money on their power that is green. Who wouldn’t sign up for that? It’s a no-brainer, literally. The issue is acquiring customers and in a streamlined fashion. The way the residential solar market does this, of course, I’m sure you’re mostly aware, is through significant sales forces, feet on the street that are designed to go out and identify and sell residential customers on solar. We did not pursue that model. We, as you know, I hope, are a cash flow generative business. We have been for four years now. The way we did that is to build a lean operating structure and be very thoughtful about how we acquire customers in a streamlined fashion. If your goal is to be profitable and have a cost of acquisition which is manageable, there’s no better way to do that than to align yourself with these two massive organizations from a real estate perspective. From a conflicts of interest perspective, I would say that there’s a complete lack of conflict of interest in that the primary motivation that CBRE has, for example, is to see their equity perform. They’re committing significant dollars and have a promote structure, which is all about equity performance, so the number one thing that they care about is the performance of Altus Power. We run the company so this is not a CBRE controlled company. They’re a meaningful investor. They will have a board seat but rest assured that while CBRE will have a board seat and Blackstone will have a board seat, this is a company that certainly will be run by and has a majority of independent board members. I probably should pause on that governance point probably briefly because we were very focused on building the right board here, the right independent board. We will have a non-executive chairwoman by the name of Christine Detrick, who had a career, a very successful career at Bain, and has a lot of public company board experience. She’s on the Capital One board. This is a board that’s quite impressive. Our audit chair is Richard Peretz. He is the former CFO of UPS. We’re building this company the right way and certainly governance is a key point. And so what I would suggest, the key message I need to get across, is that customer acquisition is our key focus and creating an alignment with CBRE and Blackstone to ensure they can help us streamline the acquisition of customers, which we’re already doing. But the conflict of interest issue is not an issue. They have fiduciary duties, we have fiduciary duties, and we have the governance structure in place to ensure that the business is done for the benefit of the shareholders.

Pavel Molchanov, Research Analyst, Raymond James:

Okay. Good. Few more questions from the audience. So this one is more fundamental. After you submit a bid, what is your success rate and are the bids competitive? So, I assume the question refers to you versus the grid in terms of utility rates.

Gregg Felton, Co-Founder & Co-CEO, Altus Power:

Sure. So, what I would describe as it relates to the process and success rate is that we spend a lot of time at the drawing board to ensure that the deals that we identify are actionable deals. And what I mean by actionable deals is every deal that we’re pursuing needs to stand on its own and have the type of return profile that we think is consistent with our investor return expectations. We’re seeking 7% to 9% unlevered rates of return with the benefit of our 3.5% cost of capital on the financing side at a 70% or so advanced rate. We are ultimately turning that unlevered return into a mid-teen levered return. So, from our perspective, we’re very focused at the drawing board on making sure we can earn the adequate return that we’re looking for and of course that we have a project that can be built. You know, frankly, once we get involved in a bid, once we’re able to engage, i.e., all of the elements of the deal have been identified and ultimately diligenced, our success rate is quite high because we are very focused on spending our time on actionable opportunities. That’s not to say that there aren’t deals floating around in the market where promises are made that can’t be executed on. And one of the key points of competitive advantage, and certainly the key reputation that we’ve worked hard to build in the industry, is somebody who has credibility and is incredibly transparent as it relates to what we can or can’t do. So, as I’m sure you’re well aware, people can be sold from time to time opportunities in any industry that are not actionable. We demonstrate to clients what can be done and with the benefit of the CBRE and Blackstone relationships. Most importantly, we’re getting to the right decision maker within all of these organizations and our bid comes in with the credibility and stamp of approval, if you will, of the institutional partners that are often introducing us. So, from our perspective, once we’re in the room with that right partner, our success rate is super high.

Pavel Molchanov, Research Analyst, Raymond James:

Few more questions. The investment tax credit, which I suppose we’ll find in due course whether it’s getting extended as part of Built Back Better, but as it stands, there is no cash payment. It is purely a tax credit. How does the accounting work? Do you, as the owner of the system, capture that and then presumably monetize it through tax equity?

Gregg Felton, Co-Founder & Co-CEO, Altus Power:

Yeah. Yes, that’s exactly how it works. And I should probably take a moment to explain how it works because to some extent it is an area of nuance that requires a bit of not only sophistication, but also scale to be able to access the right capital partners. So, the way that this works today is the government at the federal level is providing an investment tax credit. Today, that investment tax credit is 26% of the cost of the system creation and what we are doing, because we are not a taxpayer, I should mention that we don’t expect to be a taxpayer given our growth for the foreseeable future, which is a good thing. So, we bring in a tax equity partner and what the tax rules require is that we create a partnership where that tax equity can come into, and the partner can come into a partnership, and basically participate in the tax attributes of the project. Those tax attributes are this 26% investment tax credit and the depreciation associated with the assets that we’re building or buying that ultimately are captured and benefit the tax equity partner. They also need to have and do have a modest economic interest in the project. But effectively, what that means is you can think about us capitalizing the project with approximately 70% of the capital cost to create it and the tax equity partner coming in with something like 30% of the project cost. That tax equity partner will earn their economics through the five year period that they’re required to hold their interest in the partnership and at the end of the five year period, we will buy them out for a relatively nominal sum from their position. So nominal economic participation in the income of the asset, but significant participation of the tax attributes of the project that we can’t participate in given the fact that we’re not a taxpayer. So, it’s a nice symbiotic relationship. The reason I said it’s important that you have a degree of scale and sophistication, certainly there are things like indemnities and other requirements that a tax equity partner might require of its partner. And so all this powered by virtue of the scale of our platform, by virtue of our credibility and our certainly brand and the partnerships with Blackstone, et cetera, over the years, we have positioned ourselves and have had excellent access and uninterrupted access to tax equity availability over the many years and we expect that that will continue to be the case and it’s a bit of a competitive advance for us, the fact that we have such easy access and favorable terms relative to the market.

Pavel Molchanov, Research Analyst, Raymond James:

All right. Two final questions from the audience. This is a follow up on something I asked a minute ago. Are there competitive bids on the clean energy side not from the grid? In other words, I think this speaks to the other solar developers in the market that are offering similar solutions to what Altus is doing.

Gregg Felton, Co-Founder & Co-CEO, Altus Power:

Yes. I don’t want to leave anybody with the impression that there are no other players in the market competing for the business. There are. Some of those folks that are competing with us, as I mentioned to win that deal, are turning around and calling us and saying, “I’ve won a deal, Altus Power, do you want to own the deal?” Meaning there are competitors in the market that are not set up the way we are to be long term owners. There of course are some competitors in the market that do compete and are setup to be long term owners. So, we do see both of those type of actors in the market. It’s not a market without competition. But I would say there’s plenty of opportunity for the players that are in the market today, given again, the massive growth ahead of us. And number two, I think we show very well in a competitive process, both because our cost to capital is lower than anybody’s. We have, we think, the industry lowest cost to capital or leading cost to capital given our balance sheet and given our financing cost, as I mentioned. But also the fact that we are who we are. And again, reputationally, every commitment we make, we intend to honor. And so, when you’re dealing with somebody in a market like this, you ultimately want to make sure that that asset that you’re trying to create and the project you’re trying to deliver gets delivered. And so, from our perspective, credibility and doing what you say you’re going to do are key ingredients and we think the validation that our partners provide and certainly our public company presence and brand will help with all of that.

Pavel Molchanov, Research Analyst, Raymond James:

Okay. The final question, or two more. How confident are you of growing your EBITDA margin to more than 65%, that is your target, up from 51% currently? Is it due to better cost control and more assets entering the operational phase over time?

Gregg Felton, Co-Founder & Co-CEO, Altus Power:

Sure. So thank you, George. So, our EBITDA margins were, I should point out, slightly higher last year than we’ve projected for this year, the 51% you referenced. And that’s because we’re layering in public company expenses. So, there’s a bit of a dip in 2021, largely related to the scaling up of our organization. But there is significant operating leverage to our model, meaning that our revenues grow and our cash flows are expected to grow faster than our cost structure will grow. And so that’s the reason for expanding EBITDA margins. It relates to the nonlinear growth of revenue versus expenses. That’s what’s driving that.

Pavel Molchanov, Research Analyst, Raymond James:

And then lastly, is it your intention to reinvest all recurring income streams for growth, or will there be a dividend for investors? I guess framed another way, do you plan to become a yield go, like Brookfield or NextEra, or will you remain just a pure growth company reinvesting everything?

Gregg Felton, Co-Founder & Co-CEO, Altus Power:

Sure. So, the answer is there’s a tremendous growth opportunity ahead and we think our highest and best use of capital will be to redeploy the capital into the business. As a large shareholder in the company, I appreciate the merit of a dividend, but we are making the decision and certainly constructing this company as a growth company, without any near a term intention of paying distributions. Instead, the cash flows associated with the business will be redeployed into growth and we think that’s where the highest and best use of capital is.

Pavel Molchanov, Research Analyst, Raymond James:

All right. We covered a lot of ground today. So, let me thank Altus Power, as well as CBRE Acquisition for being our guests and telling the story on the webinar this morning. For everybody dialed in, please give us a call at Raymond James if you would like to follow up and have a great rest of the day. Take care.

Gregg Felton, Co-Founder & Co-CEO, Altus Power:

Thanks so much. And thanks everyone for joining.

About Altus Power

Altus Power, based in Stamford, Connecticut, is creating a clean electrification ecosystem, serving its commercial, public sector and community solar customers with locally-sited solar generation, energy storage, and EV-charging stations across the U.S. Since its founding in 2009, Altus Power has developed or acquired over 350 megawatts from Vermont to Hawaii. Visit altuspower.com to learn more.

About CBRE Acquisition Holdings, Inc.

CBRE Acquisition Holdings, Inc. (“CBAH”) is a blank-check company formed solely for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses. CBAH is sponsored by CBRE Acquisition Sponsor, LLC, which is a subsidiary of CBRE Group, Inc.

Important Information About the Business Combination and Where to Find It

CBAH has filed with the U.S. Securities and Exchange Commission (“SEC”) a Registration Statement on Form S-4 (the “Registration Statement”), which includes a proxy statement/prospectus in connection with the proposed business combination between Altus Power and CBAH (the “business combination”) and the other transactions contemplated by the business combination agreement entered into by Altus Power and CBAH. The Registration Statement was declared effective by the SEC on November 5, 2021 and CBAH also filed the definitive proxy statement/prospectus with respect to the business combination on that date. CBAH has mailed a definitive proxy statement/prospectus and other relevant documents to its stockholders as of October 27, 2021, the record date for the Special Meeting. CBAH’s stockholders and other interested persons are advised to read the definitive proxy statement/prospectus in connection with CBAH’s solicitation of proxies for its stockholders’ Special Meeting to be held to approve the business combination because the proxy statement/prospectus contains important information about CBAH, Altus Power and the business combination. Stockholders will also be able to obtain copies of the Registration Statement and the proxy statement/prospectus, without charge at the SEC’s website at www.sec.gov or by directing a request to CBRE Acquisition Holdings, Inc., 2100 McKinney Avenue, Suite 1250, Dallas, TX 75201.

Participants in the Solicitation

CBAH, Altus Power and certain of their respective directors and officers may be deemed participants in the solicitation of proxies of CBAH’s stockholders with respect to the approval of the business combination. CBAH and Altus Power urge investors, stockholders and other interested persons to read the Registration Statement and the definitive proxy statement/prospectus and exhibits thereto, as well as other documents filed with the SEC in connection with the business combination, as these materials contain important information about Altus Power, CBAH and the business combination. Information regarding CBAH’s directors and officers and a description of their interests in CBAH is contained in the Registration Statement and the definitive proxy statement/prospectus.

Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “anticipate”, “believe”, “could”, “continue”, “expect”, “estimate”, “may”, “plan”, “outlook”, “future” and “project” and other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These statements, which involve risks and uncertainties, relate to analyses and other information that are based on forecasts of future results and estimates of amounts not yet determinable and may also relate to CBAH’s and Altus Power’s future prospects, developments and business strategies. In particular, such forward-looking statements include statements concerning the timing of the business combination, the business plans, objectives, expectations and intentions of CBAH once the business combination and the other transactions contemplated thereby (the “Transactions”) and change of name are complete (“New Altus”), and New Altus’s estimated and future results of operations, business strategies, competitive position, industry environment and potential growth opportunities. These statements are based on CBAH’s or Altus Power’s management’s current expectations and beliefs, as well as a number of assumptions concerning future events.

Such forward-looking statements are subject to known and unknown risks, uncertainties, assumptions and other important factors, many of which are outside CBAH’s or Altus Power’s control, that could cause actual results to differ materially from the results discussed in the forward-looking statements. These risks, uncertainties, assumptions and other important factors include, but are not limited to: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the business combination agreement; (2) the inability to complete the Transactions due to the failure to obtain approval of the stockholders of CBAH or Altus Power or other conditions to closing in the business combination agreement; (3) the ability of New Altus to meet NYSE’s listing standards (or the standards of any other securities exchange on which securities of the public entity are listed) following the business combination; (4) the inability to complete the private placement of common stock of CBAH to certain institutional accredited investors; (5) the risk that the announcement and consummation of the Transactions disrupts Altus Power’s current plans and operations; (6) the ability to recognize the anticipated benefits of the Transactions, which may be affected by, among other things, competition, the ability of New Altus to grow and manage growth profitably, maintain relationships with customers, business partners, suppliers and agents and retain its management and key employees; (7) costs related to the Transactions; (8) changes in applicable laws or regulations and delays in obtaining, adverse conditions contained in, or the inability to obtain necessary regulatory approvals required to complete the Transactions; (9) the possibility that Altus Power and New Altus may be adversely affected by other economic, business, regulatory and/or competitive factors; (10) the impact of COVID-19 on Altus Power’s and New Altus’s business and/or the ability of the parties to complete the Transactions; (11) the outcome of any legal proceedings that may be instituted against CBAH, Altus Power, New Altus or any of their respective directors or officers, following the announcement of the Transactions; and (12) the failure to realize anticipated pro forma results and underlying assumptions, including with respect to estimated stockholder redemptions and purchase price and other adjustments.

Additional factors that could cause actual results to differ materially from those expressed or implied in forward-looking statements can be found in CBAH’s most recent annual report on Form 10-K, subsequently filed quarterly reports on Form 10-Q and current reports on Form 8-K, which are available, free of charge, at the SEC’s website at www.sec.gov, and are provided in the Registration Statement and CBAH’s definitive proxy statement/prospectus. New risks and uncertainties arise from time to time, and it is impossible for us to predict these events or how they may affect us. You are cautioned not to place undue reliance upon any forward-looking statements, which speak only as of the date made, and CBAH and Altus Power undertake no obligation to update or revise the forward-looking statements, whether as a result of new information, changes in expectations, future events or otherwise.

This communication is not intended to be all-inclusive or to contain all the information that a person may desire in considering an investment in CBAH and is not intended to form the basis of an investment decision in CBAH. All subsequent written and oral forward-looking statements concerning CBAH and Altus Power, the Transactions or other matters and attributable to CBAH and Altus Power or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above.

Contacts

CBRE Acquisition Holdings Contacts

Cash Smith

CBRE Acquisition Holdings, Inc.

Cash.Smith@cbre.com

Steven Iaco

CBRE Corporate Communications

Steven.Iaco@cbre.com

Altus Power Contacts

For Media:

Cory Ziskind

ICR, Inc.

AltusPowerPR@icrinc.com

For Investors:

Caldwell Bailey

ICR, Inc.

AltusPowerIR@icrinc.com